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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       RICHTON INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   765516109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Marshall E. Bernstein. Esq.
              Robinson Brog Leinwand Greene Genovese & Gluck, P.C.
  1345 Avenue of the Americas, New York, NY 10105-0143 Telephone (212)586-4050
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 24, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.                           13D


       765516109
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       FRS Capital Company, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF of members
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER       -0-
     SHARE
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER    1,239,274
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER   -0-
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER  1,239,274

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,239,274

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       36.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     The Securities to which this statement (the "Schedule 13D") relates are the shares of common stock of Richton International Corporation (the "Company"). The Company's principal executive office is located at 767 Fifth Avenue, New York, NY 10153.

Item 2. Identity and Background.

     This Schedule 13D is filed by FRS Capital Company, LLC (the " Reporting Person" or "FRS"). Mr. Fred R. Sullivan ("Mr. Sullivan") is the Managing Member of the Reporting Person. The business address for the Reporting Person and Mr. Sullivan is 767 Fifth Avenue, New York, NY 10153. The Reporting Person is a Delware limited liability company and Mr. Sullivan is a citizen of the United States. Mr. Sullivan is Chairman of the Board and Chief Executive Officer of the Company. The information previously set forth under "Item 2 Identity and Background" in Schedule 13D filed previously is not amended in any respect.

Item 3. Source and Amount of Funds or Other Consideration.


RIDER TO FORM 13-D


Item 3.   Source and Amount of Funds or Other Consideration

          This amendment relates to the exercise by the Reporting Person of a warrant to acquire 236,250 shares of common stock of the Company (the "Warrant"). Mr. Sullivan is the owner of five percent (5%) of the membership interests in the Reporting Person and Fred A. Sullivan, the son of Mr. Sullivan, is the owner of 95% of the membership interests (non-voting) in the Reporting Person. The Warrant was exercisable at a price per share of $1.375, resulting in a total exercise price of $324,843.75. Each of Mr. Sullivan and Fred A. Sullivan contributed to the Reporting Person from their respective personal funds, the pro-rata amounts necessary to enable the Reporting Person to exercise the Warrant. The amount contributed by Mr. Sullivan was $16,242.19 and $308,601.56 was contributed by Fred A. Sullivan. The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than a Warrant to acquire 100,000 shares of common stock (the "Remaining Warrant")

Item 4. Purpose of Transaction.

The purpose of the transaction was to exercise the Warrant. Except as set forth below, the Reporting Person nor Mr. Sullivan has any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company (other than the Remaining Warrent); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The Reporting Person may be deemed to own beneficially in the aggregate 1,239,274 shares of Common Stock (the "Common Stock")of the Comany consisting of 1,139,274 shares of Common Stock (including 236,250 shares acquired through the exercise of the Warrant reported herein, collectively the "the Shares") and 100,000 shares of common stock issuable under the Remaining Warrant. Based on the 3,018,000 shares of Common Stock outstanding as reflected on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2000, and after giving effect to the shares of Common Stock issuable upon exercise of the Remaining Warrant, the 1,239,274 shares of Common Stock owned beneficially by the Reporting Person constitutes approximately 36.9% of the shares of Common Stock outstanding. The Reporting Person shares the power to vote and direct the vote and to dispose and direct the disposition of the Securities with Mr. Sullivan.

     Mr. Sullivan may be deemed to own beneficially in the aggregate 1,643,197 shares (the "Shares")of Common Stock inclusive of (1) 40,000 shares representing restricted stock grants (of which 13,334 are now free of restriction and 26,666 remain subject to restriction,) (ii) the 1,239,274 shares which may be deemed to be owned by the Reporting Person, (iii) Options to acquire 60,000 shares, (iv) 208,923 shares of Common Stock owned by Franc M. Ricciardi Residuary Trust of which Mr. Sullivan is the sole trustee and (v) 95,000 shares of Common Stock owned directly by the Reporting Person

Item 6. Contracts, Arrangements ,Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Remaining Warrant.

Item  7. Material to be filed as Exhibits

          Not Applicable


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2000
                                             FRS CAPITAL COMPANY, LLC


                                             /s/Fred A. Sullivan
                                             ---------------------
                                                Fred A. Sullivan
                                                Managing Member